DRINKS AMERICAS HOLDINGS, INC.
372  Danbury Road
Wilton, CT 06897

October 23, 2006

United States Securities and Exchange Commission
Washington, D.C 20549
Mail Stop 3561
Attn: Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

Re:	Drinks Americas Holdings, Ltd.
Form 10-KSB
Filed August 15, 2005
File No. 000-19086

Dear Ms. Jenkins:

This refers to your letter of October 4, 2006 addressed to Mr. Kenny of Drinks Americas Holdings, Inc. (the “Company” or “Drinks”). We have responded to your questions by referencing the paragraph numbers used in your October 4, 2006 letter.

Item 1

We will amend our Form 10KSB for the year ended April 30, 2005 to include an audit report covering the financial statements for the year ended April 30, 2004. There were no changes (reclassifications) to the presentation of the April 30, 2004 financial statements. There was a change in reporting entity, which is disclosed in footnote #1 to the financial statements for the year ended April 30, 2005. Therefore the reclassification disclosure on the face of the financial statements will be deleted.

Item 2

The disclosure in the 2005 Form 10KSB relating to the quotation of the Company stock during the quarter ended April 30, 2005 ranging from $0.80 to $3.30 was made in error. The error was made by the agency issuing the quotations. Prior to the merger (which is disclosed in footnote #1 to the financial statements) the predecessor company (Gourmet Group, Inc.) affected a 1 for 10 reverse price split with its shareholders. The quotation systems inadvertently quoted the value of the shares as if the reverse split occurred subsequent to the merger and erred tenfold in its quotation price. The value previously disclosed in the Company’s 10KSB of $3.30/share was in effect actually $0.33/share. The actual trading activity of the Company stock during the quarter was as follows: February 3, 2005 71 shares traded at $.00125/share. No shares traded in March of 2005 and on April 25, 2005 the shares reached a peak for the quarter at $1/share. The amended Form 10KSB will include these actual highs and lows. Since the commitment date of the only convertible stock issued during the quarter was March 24, 2005 the conversion feature was deemed to have no value based on the aforementioned $.00125/share quoted price and the conversion price of $0.45/share. The fair value of the related warrants issued with the March 24, 2005 convertible debt accordingly was deemed to be zero based on the warrant price of $0.45/share. See Attachment #1 for a schedule of the convertible debt issued on March 24, 2005 as well as additional convertible debt issued during fiscal 2005 and fiscal 2006. We have revised the fair value of the warrants related to the December 2005 convertible debt issued. The original value was based on the appraised value of the Company stock rather than quoted market value. The revised value of the warrants aggregates $42,559, which management believes is immaterial to the financial statements and therefore deems that no adjustment is necessary. If you believe that the value of such warrants should be recognized we will amend accordingly. Please note that the fair value of the Company stock and warrants was based on a restrictive stock discount of 30% from quoted market value on the related shares. The 30%, we believe is a conservative discount based on the limited daily trading activity of the Company stock and the related price fluctuation along with considering discounts noted in restrictive stock studies, which have ranged from 25% to 45%. On April 30, 2005 there were approximately 54,847,000 shares outstanding with a quoted market price per share of $1. We can objectively determine, based on expected future cash flows, that the market value of the Company’s equity at that date was considerably less than $54,847,000. The Company did not receive any investments under the 2005 Equity Offering nor has it issued any debt or equity instruments in which the consideration was less than $0.45 share.

Item 3

See our response to item 2.

Item 4

We have considered the fair value of our other stock transactions during fiscal 2005 and 2006, which are detailed in Attachment #2. The fair value of the transactions was accounted for considering the 30% restrictive stock discount, which was noted and and the use of which was explained in Item #2. Please note the last item, 250,000 warrants issued to the The Zail Family Trust in February 2006 was inadvertently omitted from our April 30, 2006 Form 10KSB. We have determined that the value of these warrants aggregated $13,975. The amended Form 10KSB will account for and disclose these warrants. Other than these warrants no other equity instruments issued during fiscal 2005 and 2006 was deemed to have a fair value greater than the exercise price of such issuance.

Item 5

The main reports management utilizes disaggregates information by customer (distributor). The purpose of the reports is to provide management with the information on the sales volume and revenue by distributor. The focus is not on product mix but more importantly on aggregate sales by distributor since this is how management assesses performance. We had approximately 175 customers as of our latest balance sheet date.

Item 6

Although we agree that the quoted stock price is usually the best measure to value the stock’s fair value we also believe that there are mitigating factors, such as limited trading activity as well as trading restrictions on such stock, which could account for a significant lower fair value. On the date of the acquisition the Company stock was “trading” at approximately $0.90/share. Based on the approximate number of the shares outstanding, 57,070,000, the market value of the Company’s equity would be $51,363,000. Based on the forecasted cash flows of the Company and considering the state of the Company’s financial position we can objectively determine that this value is overstated. We therefore revised the value of the restricted stock issued to acquire the Rheingold net assets from $0.12/share (the appraised value) to $0.60 share, an approximate discount of 30% from the quoted market value. The acquired value of the acquired intangibles will therefore be amended from $412,212 to $927,078, which we deemed to be the fair value at the date of acquisition. However, although we are no longer using the appraised value of the Company stock to value the acquired assets we are including a copy of such appraisal.

Item 7

We have revisited the amortizable life of the acquired intangibles. Although the Rheingold assets did not generate positive cash flows immediately following the acquisition they are expected to eventually generate positive cash flows. Please note that the expected future positive cash flows are based on a completely reformulated product and will require additional investment necessary to bring the product to market. Therefore, in accordance with SFAS 144, as of April 30, 2006 we have determined that there is significant impairment of the related assets based on expected cash flows of the unit and the fair value of the assets. According we will amend our filings to recognize an impairment loss of $527,078. The reported value of the remaining trademarks of $400,000 will be amortized beginning in our second quarter of fiscal 2007, the period we are expecting sales to commence for the related product, based on an expected life of 15 years.

In addition to the items addressed in your October 4, 2006 letter we will amend our filings for the additional items addressed in your August 8, 2006 letter of which we responded to in our letter dated August 25, 2006.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/
Jason Lazo
Chief Operating Officer

Drinks Americas Holdings and Affiliates
Convertible Debt Issued
Fiscal 2005 and 2006
					Number of shares of
					common		Market
					stock to be		Value	Fair Value	Intrinsic
					received	Effective	of Stock on	of Stock on	value of
		Proceeds Allocated to		Conversion	upon	Conversion	Commitment	Commitment	conversion
Debt	Date	Debt	Warrants	Price	conversion	Price	Date	Date [A]	feature

First Senior Convertible Notes	6/21/2004	$962,500	N/A	$0.70	1,375,000	$0.75	$0.0013	$0.0009	$0.00

Second Senior Convertible Notes	3/24/2005	$1,350,000	$-	$0.45	3,000,000	$0.45	$0.0013	$0.0009	$0.00

DGI Notes	6/15/2005	$100,000	N/A	$1.50	66,667	$1.50	$1.5000	$1.0500	$0.00

Ken Close and others	12/06/2005	$759,608	[B]$ 42,559	$0.45	1,782,593	$0.43	$0.6000	$0.4100	$0.00

[1]
Per agreement - pursuant to the terms of any private placement equal to or in excess of $5,000,000 closed by the Co. on or before December 21, 2005 a price equal to 20% below the price at which the Co. issues any such securities (the $0.45 per share is not mentioned in agreement)

[A]	30% marketability discount from trading value due to stock restrictions

Drinks Americas Holdings and Affiliates
Equity Transactions
Fiscal 2005 and Fiscal 2006

		Consideration					Value of Shares Issued in Excess
	Date	Received			Market Value	Fair Value	of Consideration Received
March 6, 2005 Conversion	Shares Issued	by Co.	Shares	Price/Share	of Stock/Share	of Stock [A]	Per Share	Total

Compensation to Officers	3/06/2005	$545,357	1,211,904	$0.45	$0.00125	$0.00088	$-	$-

Consulting fees payable to Officers and Directors		$640,526	1,423,391	$0.45	$0.00125	$0.00088	$-	$-

Other employees and consultants compensation		$837,596	1,861,324	$0.45	$0.00125	$0.00088	$-	$-

Loans payable		$350,000	777,778	$0.45	$0.00125	$0.00088	$-	$-

Indemnification of Board Member		$157,500	350,000	$0.45	$0.00125	$0.00088	$-	$-

		$2,530,979	5,624,397			$0.004375	$-	$-

Fred Schulman loan (interest expense)	4/01/2005	$157,500	350,000	$0.45	$0.00125	$0.00088	$-	$-

Marvin Traub (consulting fees)	1/25/2006	$403,329	896,296	$0.45	$0.52	$0.36400	$-	$-

CU Capital Services (consulting fees)	1/25/2006	$90,000	200,000	$0.45	$0.52	$0.36400	$-	$-

Expense relating to share issuance
Stanley Altschuler	3/15/2006	$22,500	50,000	$0.45	$0.84	$0.58800	$-	$-
Richard Cooper	3/15/2006	$22,500	50,000	$0.45	$0.84	$0.58800	$-	$-

Issued in connection with “$4,000,000 equity financing”	3/03/2006	$1,959,999	3,266,665	$0.60	$0.75	$0.52500	$-	$-

The Zail Family Trust	2/08/2006[1]	N/A	250,000	$0.56	$0.56	$0.39200	N/A	N/A

[1]	Actual warrants issued - not disclosed in 10KSB f/y/e 4/30/06 - inadvertently excluded. The warrants were determined to have a fair value of $0.056/share or an aggregate value of $13,975.

[A]	30% marketability discount due to stock restrictions